Exhibit 99.1
EnCana renews normal course issuer bid
Quarterly dividend of 20 cents per share declared
Calgary, Alberta (December 9, 2009) — EnCana Corporation (TSX, NYSE: ECA) has received approval for renewal of the company’s Normal Course Issuer Bid (NCIB) from the Toronto Stock Exchange (TSX). Under the renewed bid, EnCana may purchase for cancellation up to 37,500,000 of its common shares, representing about five percent of the approximately 751,276,027 common shares issued and outstanding as at November 30, 2009.
EnCana plans to fund its share purchases under the renewed bid from cash, cash flow and the proceeds from potential dispositions. EnCana believes that, depending on the trading price of its shares and other factors, the purchase and cancellation of some of the company’s common shares is a worthwhile investment and in the best interests of EnCana and its shareholders.
Quarterly dividend of 20 cents per share declared
EnCana’s Board of Directors has declared a quarterly dividend of US$0.20 per share payable on December 31, 2009 to common shareholders of record as of December 21, 2009.
On May 11, 2008, EnCana announced its intention to split into two independent energy companies, at which time it suspended the purchase of common shares for cancellation, pending completion of the transaction. EnCana did not purchase any common shares under its previous NCIB, which expired November 12, 2009. On November 30, 2009, EnCana announced the completion of the split transaction.
Purchases under the renewed NCIB may commence on December 14, 2009 and purchases of common shares may be made until December 13, 2010. Daily purchases will not exceed 25 percent (being 482,516 common shares) of the average daily trading volume for the six calendar months prior to the date of approval of the bid by the TSX, subject to EnCana’s ability to make block purchases through the facilities of the TSX in accordance with the TSX rules. EnCana’s average daily trading volume on the TSX during the last six calendar months was 1,930,067 common shares. Purchases will be made on the open market through the facilities of the TSX in accordance with its policies, and may also be made through the facilities of the New York Stock Exchange (NYSE) in accordance with its rules. Approval of the bid is not required from the NYSE. The price to be paid will be the market price at the time of acquisition.
IMPORTANT NOTE: EnCana reports in U.S. dollars unless otherwise noted and follows U.S. protocols, which report production, sales and reserves on an after-royalties basis.
EnCana Corporation
EnCana is a leading North American natural gas producer that is focused on growing its strong portfolio of prolific shale and other unconventional natural gas developments, called resource plays, in key basins from northeast British Columbia to east Texas and Louisiana. By partnering with employees, community organizations and other businesses, EnCana contributes to the strength and sustainability of the communities where it operates. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.
EnCana Corporation

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, EnCana has included in this news release certain statements and information that are forward-looking statements or information within the meaning of applicable securities legislation, and which are collectively referred to herein as “forward-looking statements”. The forward-looking statements in this news release include, but are not limited to, statements with respect to: potential purchases of common shares for cancellation under the normal course issuer bid, the projected sources of funds which may be used therefor, including cash, cash flow and proceeds of dispositions; and the potential value of the normal course issuer bid for EnCana’s shareholders.
Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that circumstances, events or outcomes anticipated or implied by forward-looking statements will not occur, which may cause the actual performance and financial results in future periods to differ materially from the performance or results anticipated or implied by any such forward-looking statements. These risks and uncertainties include, among other things: volatility of and assumptions regarding oil and gas prices; assumptions contained in or relevant to the company’s current corporate guidance; fluctuations in currency and interest rates; product supply and demand; North American and global market conditions, including financial markets; market competition; risks inherent in marketing operations (including credit risks); imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved reserves; marketing margins; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing facilities; risks associated with technology and the application thereof to the business of EnCana; the ability to replace and expand oil and gas reserves; the ability to generate sufficient cash flow from operations to meet current and future obligations; the ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the ability to secure adequate product transportation; changes in royalty, tax, environmental and other laws or regulations or the interpretations of such laws or regulations; applicable political and economic conditions; the risk of war, hostilities, civil insurrection, political instability and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.
Assumptions relating to forward-looking statements generally include EnCana’s current expectations and projections made by the company in light of, and generally consistent with, its historical experience and its perception of historical trends, as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this document.
Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and, except as required by law, EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.
Further information on EnCana Corporation is available on the company’s website, www.encana.com, or by contacting:

FOR FURTHER INFORMATION:
EnCana Corporate Communications
Investor contact:	Media contact:
Ryder McRitchie	Alan Boras
Vice-President, Investor Relations	Vice-President, Media Relations
(403) 645-2007	(403) 645-4747
EnCana Corporation

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